Exhibit 99.1

Corporate Office Minefinders Corporation Ltd. 2288-1177 West Hastings Street Vancouver, BC, Canada V6E 2K3 T 604 687 6263 F 604 687 6267

NEWS RELEASE

MINEFINDERS ANNOUNCES FIRST QUARTER 2011 FINANCIAL AND OPERATING RESULTS

(All figures are in United States dollars unless otherwise stated)

Vancouver, British Columbia – May 4, 2011 – Minefinders Corporation Ltd. today reported its financial and operating results for the quarter ended March 31, 2011 and reiterated its production guidance for 2011.

First quarter 2011 highlights

•	Gold production of 17,812 ounces
•	Silver production of 956,760 ounces
•	Revenue of $52.3 million
•	Sale of 37,698 gold equivalent ounces
•	Operating cash cost of $472 per gold equivalent ounce sold
•	Adjusted net income of $19.0 million or $0.24 per share
•	Net income of $2.3 million or $0.03 per share
•	Positive cash flow from operations before changes in non-cash working capital of $31.2 million

Mark Bailey, President and Chief Executive Officer, commented, “As a result of continued improvement in production, declining cash costs and increasing margins, we have made a good start in 2011.   Our cash position continues to grow and we continue to reduce our debt.  With precious metals prices at record levels, we are well poised to benefit from current market conditions.  We remain focused on executing our growth strategy at Dolores through the assessment of a mill addition and underground expansion options as well as the advancement of the Company’s other development and exploration projects.”

Financial and Operating Results

Revenue in the first quarter of 2011 was $52.3 million compared to revenue of $26.4 million in the first quarter of 2010. Cash operating cost per gold equivalent ounce sold was $472 in the first quarter of 2011 compared with $609 for the first quarter of 2010.

Income from operations increased to $25.8 million in the first quarter of 2011 as compared to $4.0 million in the first quarter of 2010. Net income was $2.3 million, or

$0.03 per share in the first quarter of 2011 compared to net income of $10.9 million or $0.17 per share in the first quarter of 2010.

Adjusted net income, which reflects net income less changes in the fair value of derivative liabilities that are recorded through profit and loss, was $19.0 million, or $0.24 per share, in the first quarter of 2011 compared with an adjusted net loss of $0.4 million, or $0.01 per share, in the first quarter of 2010.

The Company recorded positive operating cash flow before changes in working capital of $31.2 million compared with positive operating cash flow before changes in working capital of $6.6 million in the first quarter of 2010. At March 31, 2011 the Company had $177.6 million in cash, cash equivalents and short term investments, an increase from $166.9 million at December 31, 2010. Net working capital at March 31, 2011 was $175.8 million, an increase from $167.4 million at December 31, 2010.

Long term debt at March 31, 2011, consisting entirely of convertible notes maturing in December, 2015, was $29.7 million, a decrease from $46.5 million at December 31, 2010. During the first quarter of 2011, the $17.0 million outstanding on the Company’s revolving credit facility at December 31, 2010 was repaid with the full $50.0 million facility available at March 31, 2011.

The Company expects to meet its cash requirements, including repayment of $52.1 million principal of convertible notes maturing in December 2011 to the extent they are not converted to common shares, from the net proceeds from the sale of gold and silver, working capital on hand and funds available through its revolving credit facility.

First quarter 2011 operations compared with first quarter 2010

	Q1 2011	Q1 2010
Ore crushed and stacked	1,562,145	1,438,121
Gold production (oz)	17,812	18,778
Silver production (oz)	956,760	245,086
Sales proceeds	$52.3 million	$26.4 million
Gold equivalent ounces sold (oz)(1)	37,698	23,650
Cash operating cost per gold equivalent ounce sold(1)	$472	$609
Total cash operating cost per gold equivalent ounce sold(1)	$509	$643
Gold volume sold	16,991	19,684
Average realized gold price (per oz)	$1,388	$1,118
Silver volume sold	883,760	260,668
Average realized silver price (per oz)	$32.52	$16.88

(1) Using a ratio of 43 ounces of silver to one ounce of gold in Q1, 2011 and 66 ounces of silver to one ounce of gold in Q1, 2010, which are based on the ratio of actual sales proceeds during the quarter.

The Company’s financial results are now being prepared and reported in accordance with International Financial Reporting Standards (“IFRS”). As a result, accounting policies, presentation, financial statement captions and terminology used in this news release, the first quarter financial statements and Management’s Discussion and Analysis differ from that used in previous financial reporting. IFRS has been consistently applied to the periods presented in all documents mentioned. Further details on the transition to IFRS are included in the Changes in Accounting Policies section beginning on page 17 of Management’s Discussion and Analysis and in note 16 of the first quarter financial statements.

The complete unaudited condensed consolidated interim financial statements and accompanying Management’s Discussion and Analysis are available at www.sedar.com or on the Company’s website at www.minefinders.com.

2011 Outlook

The Company maintains its production guidance for 2011 of 65,000 to 70,000 ounces of gold and 3.3 million to 3.5 million ounces of silver. Cash operating cost is expected to be between $450 and $500 per gold equivalent ounce sold assuming a 48 to one silver to gold ratio.

The Company’s other projects continue to advance on schedule with studies for the mill addition and underground mining at Dolores well advanced.  At La Bolsa, permitting is underway and an engineering firm has been contracted to provide detailed engineering for the potential mine.  Exploration drilling on Dolores, La Virginia and Babicanora continues and the Company expects to report results in due course.

Notice of Annual Meeting

The Company will host its Annual and Special Meeting of Shareholders on Wednesday, May 18, 2011 and invites all shareholders to attend. The meeting will begin at 2:30 pm at the Vancouver Marriott Pinnacle Downtown Hotel, 1128 West Hastings Street, Vancouver, British Columbia.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

Supplementary Financial Measures

The Company uses both IFRS and certain non-IFRS measures to assess performance. This news release includes non-IFRS supplementary financial measures of “operating cash cost per ounce”, “total cash cost per ounce”, “operating cash flow before changes in working capital” and “adjusted net income”. These supplementary financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of these supplementary performance measures to IFRS refer to the Supplementary Financial Measures section in the first quarter Management’s Discussion and Analysis beginning on page 21.

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended March 31, 2011, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.